UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 21, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure:
Report -
for the six months and year ended 31 December 2016 and declaration of
Dividend No. 118

Published : 21 February 2017
December 2016
AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
Report
for the six months and year ended 31 December 2016 and declaration of Dividend No. 118

FULL YEAR REVIEW
- Free cash flow $278m up 97% from 2015 (after once-off bond redemption costs)
- High yield $1.25bn bond fully redeemed, reducing interest and improving free cash flow
- Production of 3.628Moz, within original guidance
- Total cash costs $744/oz, all-in sustaining costs (AISC) $986/oz, within revised guidance
- Adjusted headline earnings (AHE) of $143m, up from $49m in 2015
- Reduced net debt level $1.92bn and improved Net debt to Adjusted EBITDA ratio 1.24 times
- Dividends resume after 3 year hiatus – ZAR 130 cents per share (approximately US 10 cents per share)
- Proven and probable gold reserves at year end of 50.1Moz, substantially offsets depletion
SECOND HALF YEAR REVIEW
- Strong safety performance; fatality-free fourth quarter
- Free cash flow $170m, up 55% from $110m in the second-half of 2015
- Production (from continuingoperations) of 1.883Moz, down from 1.953Moz in the second half of 2015
- Total cash costs at $780/oz; AISC $1,058/oz, up from $699/oz and $897/oz respectively, in the second half of 2015
Six months
Six months
Year
Year
ended
Dec
2016
ended
Dec
2015
ended
Dec
2016
ended
Dec
2015
US dollar / Imperial
Operating review
Gold
Produced from continuing operations
- oz (000)
1,883
1,953
3,628
3,830
Produced from discontinued operations
- oz (000)
-
19
-
117
Produced continuing and discontinued operations  - oz (000)
1,883
1,972
3,628
3,947
Sold from continuing operations
- oz (000)
1,844
1,947
3,590
3,850
Sold
from
discontinued
operations
- oz (000)
-
21
-
115
Sold continuing and discontinued operations
- oz (000)
1,844
1,968
3,590
3,965
Continuing operations
Financial review
Gold income
- $m
2,125
1,970
4,085
4,015
Cost of sales
- $m
1,763
1,641
3,263
3,294
Total cash costs
- $m
1,323
1,247
2,435
2,493
Gross profit
- $m
412
324
841
714
Price received *
- $/oz
1,274
1,113
1,249
1,158
All-in sustaining costs*
- $/oz
1,058
897
986
910
All-in costs*
- $/oz
1,155
991
1,071
1,001
Total cash costs*
- $/oz
780
699
744
712
Continuing and discontinued operations
Profit (loss) attributable to equity shareholders
- $m
11
58
63
(85)
- cents/share
2
14
15
(20)
Headline earnings (loss)
- $m
18
55
111
(73)
- cents/share
4
13
27
(18)
Adjusted headline (loss)earnings*
- $m
(16)
(12)
143
49
- cents/share
(4)
(3)
35
12
Net cash flow from operating activities
- $m
710
626
1,186
1,139
Free cash flow
*
- $m
170
110
278
141
Total borrowings
- $m
2,178
2,737
2,178
2,737
Net debt*
- $m
1,916
2,190
1,916
2,190
Capital expenditure
- $m
493
430
811
857
Notes:
*
Refer to "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 1

Operations
at a glance
for the six months ended 31 December 2016
oz (000)
Year-on-year
% Variance
3
$m
Year-on-year
% Variance
3
$/oz
Year-on-year
% Variance
3
$/oz
Year-on-year
% Variance
3
$m
Year-on-year
$m Variance
3
SOUTH AFRICA
481
(5)
(562)
7
1,205
12
984
13
80
64
Vaal River Operations
198
10
(215)
10
1,086
(2)
903
3
36
32
Kopanang
44
(20)
(79)
13
1,785
42
1,504
45
(22)
(14)
Moab Khotsong
154
23
(137)
9
886
(15)
730
(9)
58
45
West Wits Operations
185
(16)
(244)
3
1,331
24
1,062
25
(10)
(20)
Mponeng
124
7
(140)
12
1,135
2
870
5
16
12
TauTona
61
(42)
(103)
(7)
1,731
68
1,453
68
(26)
(32)
Total Surface Operations
93
(3)
(103)
11
1,169
19
1,002
12
54
52
First Uranium SA
45
-
(49)
14
1,137
22
896
6
46
52
Surface Operations
48
(8)
(54)
6
1,197
16
1,100
16
8
1
Other
5
(29)
-
-
-
-
-
-
-
-
INTERNATIONAL OPERATIONS
1,402
(3)
(1,415)
8
981
22
707
11
352
25
CONTINENTAL AFRICA
702
(2)
(716)
8
958
17
742
9
155
17
DRC
 Kibali - Attr. 45%
4
150
6
(156)
10
887
32
693
10
23
8
Ghana
 Iduapriem
115
10
(113)
1
940
(1)
888
(8)
31
32
Obuasi
-
(100)
-
(100)
-
(100)
-
(100)
2
4
Guinea
 Siguiri - Attr. 85%
134
9
(114)
5
1,008
4
857
5
39
15
Mali
 Morila - Attr. 40%
4
9
(36)
(17)
(6)
1,702
57
1,330
32
(6)
(4)
Sadiola - Attr. 41%
4
34
3
(46)
44
1,264
35
1,166
47
(2)
(7)
Tanzania
 Geita
260
(6)
(250)
23
919
26
562
19
63
(32)
Non-controlling interests,
exploration and other
(21)
6
3
AUSTRALASIA
269
(3)
(286)
9
1,115
28
781
11
50
(9)
Australia
 Sunrise Dam
114
12
(130)
13
1,151
3
994
1
12
9
Tropicana - Attr. 70%
155
(12)
(145)
5
999
46
565
11
49
(16)
Exploration and other
(11)
(11)
(2)
AMERICAS
431
(5)
(411)
9
929
25
604
14
147
17
Argentina
 Cerro Vanguardia - Attr. 92.50%
146
2
(126)
6
819
(2)
582
(4)
64
31
Brazil
 AngloGold Ashanti Mineração
219
(9)
(202)
15
948
41
589
29
67
(21)
Serra Grande
67
(6)
(71)
1
1,095
43
681
20
13
4
Non-controlling interests,
exploration and other
(12)
(8)
3
3
Continuing operations
1,883
(4)
1,058
18
780
12
Discontinued operations
 Cripple Creek & Victor
-
(100)
OTHER
(6)
500
(6)
(6)
Total
1,883
(5)
(1,982)
8
426
84
Equity accounted investments included above
219
15
(14)
5
AngloGold Ashanti
(1,763)
7
412
88
1
Refer to note C under "Non-GAAP disclosure" for definition
2
Refer to note D under "Non-GAAP disclosure" for definition
3
Variance December 2016 six months on December 2015 six months - increase (decrease).
4
Equity accounted joint ventures.
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
2
Gross profit (loss)
All-in sustaining costs
1
Cost of sales
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

Financial and Operating Report
FINANCIAL AND CORPORATE REVIEW
AngloGold Ashanti’s strong production and financial performance for the second-half and year ended 31 December 2016 reflects delivery on its strategy to improve cash flows and returns on a sustainable basis, with an increase in positive annual free cash flow year on year. In addition, through its continued self-help measures, AngloGold Ashanti has again reduced its debt significantly over this period, improved balance-sheet flexibility with good liquidity levels and no material near-dated debt maturities, while continuing to develop optionality within the business.

The improved earnings and free cash flow were achieved through strong ongoing focus on cost and capital discipline, and also a higher gold price.

“Production from our operations delivered a strong turn around in the second half of the year. We have again generated strong cash flows despite a volatile gold price, which has further strengthened our balance sheet and improved flexibility,” Chief Executive Officer
Srinivasan Venkatakrishnan said. “We will continue to deliver on our strategy through the development of high-return, brownfield projects in order to continue to improve the underlying quality of our portfolio.”
The Company’s strategy remains on track with a focus on generating free cash flow on a sustainable basis. Having delivered certain production improvements, significant achievements in addressing our cost structures, balance sheet, and portfolio mix of AngloGold
Ashanti, management will continue to work to strengthen the foundation of the business by unlocking value at i t s existing assets.
The extraction of value through high return, low capital projects with relatively accelerated payback periods will become the next source of improved cash flows and portfolio quality enhancements. These in turn will assist in sustainable cash generation from the business.

FULL YEAR REVIEW
Free cash flow for 2016 was $278m, nearly double the $141m achieved in 2015, after meeting $30m in once-off costs to redeem the high- yield bond, helped by a strong turn-around in the production performance in the second half of the year, the higher gold price and lower interest payments.

Cash inflow from operating activities for 2016 was $1,186m, $47m more than the $1,139m in 2015, despite a 5% drop in production from continued operations and higher operating costs. The gold price received was up 8% year-on-year.

Production of 3.628Moz, from continuing operations, was within the original guidance for the year ended 31 December 2016 at a total cash cost of $744/oz, compared to production of 3.830Moz at a cash cost of $712/oz for the year ended 31 December 2015. Production was negatively impacted by weaker production from the South African operations largely as a result of safety-related stoppages, lower grades from Kibali, a planned decrease in head grades at Tropicana and Geita as noted earlier in the year, and Obuasi being in care and maintenance for all of 2016. However, Mponeng and Moab Khotsong in South Africa delivered increased production for the year together with Iduapriem and Siguiri in the Continental Africa region, and Sunrise Dam in Australia. Mponeng delivered the best improvement, with a 16% increase in production and a 14% decrease in AISC year-on-year.

AISC came in at $986/oz, up from $910/oz in 2015. The AISC reflects continued cost discipline and weaker currencies in some jurisdictions, offset by an increase in capital expenditure, inflation and exploration costs, all against the backdrop of a 15% decline in grade and safety-related stoppages in South Africa, which led to lower year-on-year production levels.

Earnings improved sharply in 2016 from the previous year. Adjusted Headline Earnings were up to $143m, or 35 cents per share, compared with $49m, or 12 cents per share in 2015. Net profit attributable to equity shareholders during 2016 was $63m compared with a net loss from continuing operations of $85m a year earlier. The increase in earnings was primarily due to the higher gold price received, weaker operating currencies in Argentina, Brazil and South Africa, continued focus on cost control, interest savings and a lower effective tax rate, and was partially offset by reduced income from associates and joint ventures.

Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) of $1,548m in 2016 increased by $76m, or 5%
from the $1,472m recorded in 2015. The Adjusted EBITDA margin expanded to 37.9% in 2016, from 36.7% in 2015. The ratio of net debt to Adjusted EBITDA at the end of December 2016 was 1.24 times compared with 1.49 times at the end of December 2015, highlighting the success of AngloGold Ashanti’s continued efforts to improve financial flexibility as the current net debt to Adjusted
EBITDA ratio falls in well below the covenant ratio of 3.5 times which applies under our revolving credit agreements.

Net debt fell by 13% to $1.916bn in 2016, from $2.190bn at the end of 2015. At the end of July 2016, AngloGold Ashanti redeemed the
$503m outstanding on the 8.5% bonds due in 2020 by drawing down $330m from the US dollar $1bn revolving credit facility (RCF) and the balance from cash on hand. The redemption was executed with the purpose of eliminating the company’s highest-cost debt, and reducing both interest payments and the concentration of debt maturities in 2020, while improving free cash flow and introducing additional balance-sheet flexibility. Management has since focused on paying down existing RCFs at a steady pace.

The balance sheet remains robust, with strong liquidity comprising $950m available on the $1bn US dollar RCF at the end of December
2016, A$265m undrawn on the A$500m Australian dollar RCF, approximately R2.2bn available from the South African RCF and other facilities and cash and cash equivalents of $215m as at the end of December 2016.

Capital expenditure (including equity accounted investments) fell within the guidance given earlier in the year at $811m for the year ended 31 December 2016 compared to $799m for the year ended 31 December 2015 (from continuing operations). This increase was largely due to increased spend on asset improvements in Australia and Brazil as planned, partially offset by lower spend in South Africa and the Continental Africa region. The capital expenditure in Continental Africa was mainly impacted by the cessation of work on the underground decline access at Obuasi in Ghana and a reduction in spending at Kibali. In the South Africa region, although spending remained relatively stable year-on-year in rand terms, there was lower capital spend than initially planned, mainly due to the impact of safety stoppages and exchange rates.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 3

SECOND HALF YEAR REVIEW
Free cash flow of $170m was generated in the second half of 2016, after accounting for the once-off $30m bond redemption cost paid on settlement of the remaining $1.25bn bonds. The second-half free cash flow improvement was boosted by a receipt of $28m in cash, from the sale of metal from Argentina which was delayed in the first half of 2016 and received in the first week of the second half of
2016.

The second half of 2016 reflected a steady operating and financial performance, despite safety-related stoppages that impacted production by about 60,000oz in SA, planned lower grades at Geita and Tropicana, and the Obuasi mine having been on care and maintenance for the 2016 year. These negative production factors were offset by continued focus on fundamental cost management, a
14% higher realised gold price, and weaker currencies in some jurisdictions.

AISC for second half of 2016 was $1,058/oz, higher than the $897/oz for the second half of 2015 as a result of the lower gold ounces sold, higher overall cash costs, higher brownfields exploration costs, and increased sustaining capital expenditure. AISC were also favourably impacted by weaker currencies in South Africa and Argentina, which was partially offset by the strengthening of the Brazilian
Real and the Australian dollar against the US dollar.
Despite the reduction in net finance costs and an increase in the gold price, the second half of 2016 saw an adjusted headline loss of
$16m, compared to a loss of $12m in the second half of 2015 due to an increase in net income tax and lower earnings from equity accounted investments.

Adjusted EBITDA of $767m, increased by 13% in the second half of 2016 compared to $679m in the second half of 2015, due to the increase in the average gold price received, and despite a 5% reduction in ounces sold over this period.
Capital expenditure in the second half of 2016 (including discontinued operations and equity accounted investments) was $493m compared to $430m (includes $10m for discontinued operations) in the same period of 2015. Of the total capital spent, project capital expenditure during the period amounted to $71m. Total capital expenditure was 55% higher in the second half of 2016 compared to the first half mainly due to normal seasonal spending patterns at our operations.
Summary of six months-on-prior year-six months and year-on-year operating and cost variations:
Particulars
Six months
ended
Dec 2016
Six months
ended
Dec 2015
Six months
on prior year
six months
Variance
Year
Dec 2016
Year
Dec 2015
Year
on year
Variance
Operating Review
Gold
Production from continuing operations (kozs)
1,883
1,953
-4%
3,628
3,830
-5%
Production from discontinued operations (kozs)
-
19
-100%
-
117
-100%
Production from continuing and discontinued operations
(kozs)
1,883
1,972
-5%
3,628
3,947
-8%
Continuing Operations
Gold price received ($/oz)
1,274
1,113
14%
1,249
1,158
8%
Total cash costs per unit ($/oz)
780
699
12%
744
712
4%
Corporate & marketing costs ($m) *
32
33
-3%
61
78
-22%
Exploration & evaluation costs ($m)
71
72
-1%
133
132
1%
All-in sustaining costs ($/oz) **
1,058
897
18%
986
910
8%
All-in costs ($/oz) **
1,155
991
17%
1,071
1,001
7%
Adjusted EBITDA ($m)
767
679
13%
1,548
1,472
5%
Continuing and discontinued operations
Cash inflow from operating activities ($m)
710
626
13%
1,186
1,139
4%
Free cash flow ($m)
170
110
55%
278
141
97%
Capital expenditure ($m)
493
430
15%
811
857
-5%
Free cash flow ($m) excl. tender premium
200
171
17%
308
202
52%

* Includes administration and other expenses.
** World Gold Council standard, excludes stockpiles written off.
SAFETY UPDATE
There is no higher priority for AngloGold Ashanti than the safety of every one of its employees. It is a commitment that the company will continue to demonstrate across its global portfolio, including the world’s deepest mines that it operates in South Africa. Over the past decade, AngloGold Ashanti has reduced operating fatalities by more than 80%. Over the same period, it has improved its all injury frequency rate (AIFR), the broadest measure of workplace injuries, by more than two-thirds. We will not relent in our endeavours to prevent harm to employees.
The improvements of the past decade have come through a focus on improved operating and safety systems and technologies, as well as an emphasis on ensuring that every person in the company places a greater focus on identifying and avoiding risk. In an
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 4 environment where minor missteps can have catastrophic consequences, it is critical that we not only are relentless in identifying and eliminating hazards, but that we instil a culture that prizes safety above all else. We have made encouraging strides in that regard and will continue to look for ways to improve.
Like in any heavy industry, and especially in a company like ours that employs more than 50,000 people globally, human error remains among our greatest challenges. This is an aspect of the business that we continue to work hard to mitigate in cooperation with a broad group of stakeholders.
As has been reported, six operating fatalities were recorded in South Africa during 2016 and another in Brazil.
There have, however, been important gains. In our efforts to deal with this challenge, the fourth quarter of 2016 passed without a fatality in any business unit, and at year-end the South Africa business unit reached fatality-free 158 days. Whilst this demonstrates some successes in the implementation of our safety strategy, we must remain vigilant to ensure that we continue to make gains in this most important area of the business.
The AIFR improved to 7.02 per million hours worked for the quarter ended 31 December 2016 compared to 7.25 per million hours worked for the quarter ended 31 December 2015. Significant safety milestones recorded during the year include one million fatality free shifts at Mponeng, Kopanang, Moab Khotsong and the Regional Services Department, two-million fatality-free shifts for the Vaal River
Region as a whole; Moab Khotsong achieved a full calendar year without a fatality in September and the Surface Operations unit achieved a full year with no lost-time injury. The Savuka gold plant won South Africa’s coveted JT Ryan award for operating without a fatality since 1961. In Continental Africa, Siguiri and Iduapriem passed the second half of 2016 with no injuries whatsoever, whilst the
Americas had 46 injuries of which 15 were lost time injuries and Australia had 18 injuries of which 10 were lost time injuries.
As AngloGold Ashanti has continually demonstrated, we value close cooperation with all role players in this industry, including our employees and our partners in organised labour, and also our regulator in the Department of Mineral Resources (DMR). We believe it is crucial to the wellbeing of every employee that this relationship is not only professional and respectful, but also tightly bound by the laws and regulations that govern the industry.
We continue to seek dialogue with the DMR at every level, with the primary aim of improving safety and ensuring fair and proportional application of applicable safety legislation. Where there is disagreement, we will continue - as we have done - to use the proper appeal mechanisms and legal remedies available under the Mine Health and Safety Act and associated legislation.
We believe that through close cooperation among stakeholders and fair application of regulations with due regard to proportionality, as well as continued vigilance in an unpredictable operating environment, we can further improve on the safety gains made in the past decade.
OPERATING HIGHLIGHTS
The South African operations produced 967,000oz at a total cash cost of $896/oz for the year ended 31 December 2016 compared to
1,004,000oz at a total cash cost of $881oz for the year ended 31 December 2015. The decline in production was mainly due to lower underground volumes and grades over the period, with the most significant decrease at TauTona. The operational performance in 2016 was predominantly impacted by a range of safety-related stoppages across all operations resulting in an estimated loss of 104,000oz, with TauTona, Moab Khotsong and Kopanang most affected.

The benefit of the weaker exchange rate compared with the corresponding period a year earlier largely offset the impact of lower production volumes and inflationary pressures on total cash costs, which rose 2%. Inflationary pressures included annual power tariff increases and salary adjustments. AISC at $1,081/oz for the year ended 31 December 2016 reflected a decline from $1,088/oz achieved for the year ended 31 December 2015.

For the six months ended 31 December 2016 the region produced 481,000oz at a total cash cost of $984/oz compared to the
505,000oz at a total cash cost of $867/oz for the same period in 2015. AISC were $1,205/oz for the six months ended 31 December
2016, compared to $1,079/oz achieved in the second half of 2015. Lower grades and inflationary pressures had a significant impact on unit costs in the second half of 2016.

At the West Wits, Mponeng delivered the best performance in the region for the year, with a 16% increase in production and a 14%
decrease in AISC year-on-year, mainly through successful implementation of the ‘de-risk mine plan’ formulated to improve safety at the mine. The subsequent move out of higher grade areas was augmented by high-quality mining practices and an improved mining mix, whilst the mine had fewer safety related disruptions in 2016 compared to the previous year.

At TauTona, production for 2016 decreased due to four main issues:
·   early in the first quarter the need for modified secondary support standards for all development ends was identified, delaying some development during implementation;
·   a seismic event occurred in the Savuka section in April, leading to the suspension of the majority of mining in that section for safe rehabilitation;
·   a fatal underground locomotive accident in third quarter suspended operations whilst remedial actions were taken; and
·   lower face-grades, compounded by off-reef mining due to underground geological structures.

At the Vaal River, Moab Khotsong delivered a production increase of 10% year-on-year. This was as a result of an increase in volumes mined, with additional face length and a 5% increase in Mine Call Factor, while the underground mined grade increased by 3% given the areas mined.

At Kopanang, production for the year was dampened by lower volumes mined and a 6% drop in mined grade year-on-year as well as plagued by safety related stoppages throughout the year. Lower volumes mined were a result of lower efficiencies brought about by face time constraints due to mining in the extremities. The mining cycle has been changed to mitigate this going forward, allowing for the most efficient use of the limited face time.

Surface Operations for the year ended 31 December 2016 produced 187,000oz at a total cash costs of $899/oz, compared to
193,000oz at a total cash cost of $912/oz for the year ended 31 December 2015. At Mine Waste Solutions (MWS), production ended relatively flat year-on-year with a 7% increase in tonnage throughput for 2016, offset by lower feed grades and lower recoveries. The
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 5 uranium plant was recommissioned in the second half of 2016 and the first uranium was produced in August. Additionally, the optimisation of the plant circuit continues so as to improve the recoveries going forward.

The Continental Africa region delivered 1.321Moz at a total cash cost of $717/oz for the year ended 31 December 2016 compared to
1.435Moz at a total cash cost of $678/oz for the year ended 31 December 2015. The region has maintained its record of consistent and solid delivery despite no contribution from Obuasi (currently under care and maintenance) and operational challenges at Kibali encountered during first half of 2016. Production was also impacted by planned lower recovered grades at Geita whilst Morila, in closure phase, is now treating lower grade marginal and tailings grade ore. AISC were $904/oz for the year ended 31 December 2016 compared to $815/oz the year ended 31 December 2015.

For the six months ended 31 December 2016 the region produced 702,000oz at a total cash cost of $742/oz compared to the
716,000oz at a total cash cost of $681/oz for the same period in 2015. Total cash costs increased due to lower production, grades and inefficiencies. AISC were $958/oz for the six months ended 31 December 2016, compared to $822/oz achieved in the same period in
2015.

In Ghana, production at Iduapriem increased 11% as a result of mining in deeper, higher-grade areas, and a 9% increase in tonnage treated from higher plant utilisation, compared to the previous year when the plant had an extended major shutdown upgrading the SAG mill. Total cash costs decreased with production uptake partly offset by increased mining activity and associated costs.
In the Republic of Guinea, production at Siguiri increased as a result of a 3% increase in tonnes treated as the mine plan improved compared to the previous year, partly offset by a planned decrease in recovered grade. Total cash costs decreased by 5%, mostly as a result of increased production due to the improved mine plan.
In Mali, Morila has fully transitioned to treat lower grade marginal and tailings ore, although the decrease in recovered grade has been partly offset by a 23% increase in tonnage throughput compared to the previous year as a result of consistent plant availability and treatment of softer ore.

Sadiola delivered the planned 5% year-on-year increase in recovered grade, partly offset by a 3% decrease in tonnage throughput as a result of an increase in the treatment of transitional material.

In the DRC, Kibali’s attributable production was 264,000oz for 2016, having increased significantly in the second half relative to the first half of 2016 by 32%, due to much improved plant performance and recovery, and increased production from the underground mine.

In Tanzania, Geita’s 7% decrease in production was due to a planned 12% decrease in recovered grade in line with the mining plan, partly offset by a 5% increase in plant throughput from treatment of softer ore, improved plant availability and consistent operations.
Total cash costs increased as a result of the decrease in production year-on-year. The mine has seen a good transition from the Star &
Comet pit to underground. Permitting for underground mining at Nyankanga has been granted in full. The mine will now commence the evaluation of additional underground options to increase resource and production, and extend mine life.
The Americas region produced 819,000oz for the year ended 31 December 2016 at a total cash cost of $578/oz compared to
831,000oz at a total cash cost of $576/oz for the year ended 31 December 2015. AISC were $875/oz, compared to $792/oz achieved in the same period in 2015. Production volumes were impacted by lower year-on-year contribution from Brazil.
For the six months ended 31 December 2016 the region produced 431,000oz at a total cash cost of $604/oz compared to 454,000oz at a total cash cost of $529/oz for the same period in 2015. Total cash costs increased due to decreased production. AISC were $929/oz, compared to $745/oz achieved in the same period in 2015.

In Argentina, Cerro Vanguardia achieved the highest annual production for the past 17 years; producing 281,000oz for the year ended
31 December 2016 at a total cash cost of $563/oz compared to 278,000oz at a total cash cost $625/oz for the year ended 31 December
2015. The production increase was attributable to the higher tonnes treated at the plant following operational and metallurgical improvements, partially offset by lower grades due to variability in the mining model. Total cash costs were 10% lower mainly due to local currency devaluation, higher by-product income helped by volume and price improvements, partially offset by annual salary increases.
Brazil commenced 2016 facing production challenges caused by geotechnical, licensing and geological modelling issues. The mine plan at Mineração was revised accordingly, delivering improved production which helped offset the shortfall from the first half of 2016.
The revised mine plan comprised the treatment of additional ore from lower grade zones, partially compensating the production gap with higher tonnage treated.
Serra Grande experienced a delay in receiving permits required for the open pit as well as the geotechnical challenges at the ramp to access high grade areas at underground Mina Nova, in the Pequizao orebody.

AISC were $923/oz for the year ended 31 December 2016 compared to $748/oz for same period in 2015, mainly due to higher capital expenditure, inflation pressures, local currency appreciation, and lower gold produced. The higher capital expenditure is attributable to higher ore reserve development and work done to increase mine flexibility at all operations, as well as tailings dam raises and conversion of metallurgical leaching process.

The Australia region produced 520,000oz for 2016 at a total cash cost of $793/oz compared to 560,000oz at a total cash cost of
$702/oz for 2015.
For the six months ended 31 December 2016 the region produced 269,000oz at a total cash cost of $781/oz compared to 278,000oz at a total cash cost of $704/oz for the same period in 2015. Total cash costs increased due to a weaker Australian dollar, planned lower production at Tropicana (70%) and increased mining spend at Sunrise Dam, where an extra jumbo was added to the fleet to set up new mining areas and carry out decline development, lifting mined ore tonnes. AISC was $1,115/oz for the six months ended 31 December
2016, compared to $873/oz achieved in the same period in 2015.

Production for 2016 in Australia was impacted by lower contribution from Tropicana, mainly due to the first phase of grade streaming coming to an end in December 2015. However, processing plant throughput was 13% higher for the period following completion of the
Plant Optimisation Project, and the plant was operating at an annualized rate of more than 7.5 mtpa by the end of H2. Production at
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 6

Sunrise Dam increased due to 4% higher mill throughput and a 15% increase in head grade as the large Dolly stope was brought into production.
CORPORATE UPDATES
In December 2016, AngloGold Ashanti reported an improved production outlook at the Tropicana Gold Mine in Western Australia, based on higher mining and processing rates along with a 45% increase in the mine’s Ore Reserve estimate. See the Mineral Resource and
Ore Reserve report that follows.
Chief Operating Officer - International
Ron Largent, who has had a distinguished career within AngloGold Ashanti since 1994 and more than 30 years’ experience in international mining operations and project management, will be retiring with effect from 30 June 2017. During his period of service with
AngloGold Ashanti, Ron has filled a number of roles with distinction, ranging from his time as a mining manager and general manager
(both at Cripple Creek & Victor), to Executive Vice President of the Americas Region and finally -- since 2013 -- as Chief Operating
Officer: International. In this role Ron showed exceptional leadership in driving a range of improvements across our International
Portfolio at a critical time for the business. These improvements included, among others, a wide range of advances in safety, development and retention of key personnel, enhancements to our sustainability performance, consistent delivery on production and costs, reinforcement of capital discipline, and continual work necessary to uncover potential and value from our portfolio. Crucially, Ron also oversaw a robust succession plan in anticipation of his retirement
.
We thank Ron Largent for the significant contributions he has made to the Group and wish him well in his retirement.
In line with the company’s succession plan and to ensure an orderly handover, Ludwig Eybers who has been in the role of Deputy
Chief Operating Officer International, has been appointed to succeed Ron as Chief Operating Officer: International. Ludwig has
been with the company for five years, and has led the remarkable turnaround across all aspects of our Continental Africa portfolio since 2013. Ludwig, who has had extensive experience working across a number of international jurisdictions over a 25-year career, has overseen an increase in productivity for the Continental Africa region, along with an improvement in safety. He has been working very closely with Ron Largent on budgeting and business planning, as well as on the execution of Operational Excellence initiatives and assumed safety, production, costs and project accountabilities from Ron during 2017. Ludwig will replace Ron on
AngloGold Ashanti’s group executive committee effective 22 February 2017 and will continue to work with Ron to complete the well advanced transition.
Board of Directors
In accordance with paragraph 3.59 of the Listings Requirements of the JSE Limited, AngloGold Ashanti wishes to inform shareholders of changes to its board of directors (“the Board”) and Board committees.
Professor Wiseman Nkuhlu (73) has notified the Board of his intention to retire as an independent non-executive director at the company’s forthcoming annual general meeting to be held on 16 May 2017, after eight years of distinguished service, and will thus not stand for re-election on such date.
During his tenure, Professor Nkuhlu, a Chartered Accountant, was the deputy chairman of the Board and an invaluable member of its
Audit and Risk, Investment, Nominations, and Remuneration and Human Resources committees.
The Board wishes to thank Professor Nkuhlu for his significant contribution to the Company during his tenure and wishes him all the very best on his retirement from the Board.
“We greatly value the insight, incisiveness and independence that Wiseman has brought to the Board of AngloGold Ashanti for close to a decade,” Chairman Sipho Pityana said. “He has added value to the Board and the Company and we wish him well in any and all of his future endeavours.”
In addition, on 2 December 2016 AngloGold Ashanti announced the appointment of Sindiswa Zilwa as an Independent Non-Executive
Director with effect from 1 April 2017.
Sindi Zilwa will be appointed as a member of the Audit and Risk Committee, Remuneration and Human Resources Committee and
Investment Committee, and Maria Richter will be appointed as a member of the Nominations Committee from May 2017.
OBUASI UPDATE
In early February 2016, following the incursion of hundreds of illegal miners inside the fenced area of the Obuasi mine site, AngloGold
Ashanti was forced to declare force majeure and, in the interests of safety, withdrew all employees performing non-essential functions.
At its peak, an estimated 12,000 illegal miners operated across the previously fenced-off area of the site. A directive to clear the site of illegal mining by 10 October 2016 was given by the Minerals Commission which, along with a multi-stakeholder committee it established, prepared alternative sites off the company lease for the miners to relocate to.
On 18 October 2016, the Security Task Force took the first concerted steps to start to restore safety and security at the Obuasi concession.
At each step along the way, AngloGold Ashanti Ghana was at pains to petition authorities to ensure that the process of clearing illegal mining activity from site should be done with the least amount of force and with full deference to the Voluntary Principles on Security and Human Rights.
As of 13 February, 2017, all areas within our fenced operational area have been cleared of illegal miners, and all identified illegal mining holes within the fence have been closed. Following a review of the safety, surface and underground conditions we have notified the
Ghanaian authorities that the circumstances that led to the declaration of force majeure no longer exist and as such lifted the force majeure with effect from 13 February 2017.
Note, however, there remains further work to be undertaken in relation to the removal of the illegal mining activities outside of the fenced area but within the Obuasi concession area. Only once that process is complete, and the feasibility study for the redevelopment of the mine has been updated with the relevant information, will the company be in a position to outline its plans for Obuasi.
UPDATE ON CAPITAL PROJECTS
Mponeng project
The Phase 1 project is in the production build up phase. Infrastructure development on 123 level has progressed to schedule with four raise lines holed in total during 2016. The construction of the capital infrastructure, execution of ore reserve development, as well as the
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 7 improvement of logistical efficiency ran on schedule during 2016. The ramp up to steady state ore reserve development is expected to commence in the second half of 2017 after the ore handling infrastructure has been commissioned.
On Phase 2, commissioning of the surface sub-station was completed by Eskom at the end of 2016. Other activities continued during the quarter, including the inter-level ice-hole equipping, the construction of the 116 Level sub-station as well as the water handling infrastructure complex on 121 Level.

Siguiri
Following the successful ratification of the Convention by the government of the Republic of Guinea, construction for the expansion and conversion of the processing plant infrastructure will commence, which will facilitate the processing of harder sulphide ore thereby extending mine life, increasing production and lowering unit costs, whilst also improving the exploration potential in the area surrounding the mine. In addition, a further $43m has been approved for the construction of an owner build power station which will provide cost benefits.
Sadiola
The updated feasibility study for the mining and treatment of harder sulphide ore at Sadiola, that will increase processing plant throughput, lower unit costs and extend mine life, has been completed together with IAMGOLD, our joint venture partner. Further work on the project is subject to achieving requisite government approvals, agreements and permits. Discussions are currently underway with ministries of the government of the Republic of Mali with a view to expeditiously achieve these approvals. Capital costs are now expected to be $410m (100% of the project).

Kibali
The shaft sinking has reached the shaft bottom at the completed depth of 751.2m and equipping of shaft has been completed. The focus for the quarter was on the off shaft development, with 780m of development achieved. The underground development during the latter part of 2016 totalled 3,503m. First ore from the shaft is expected in the third quarter in 2017.
At the Ambarau hydro power plant, construction continued during the quarter, with first power having been rescheduled to the first quarter of 2017. The Azambi hydro power plant, the third hydro power plant to be constructed, is still on plan to be completed in 2018.
The construction work has commenced, with focus on site establishment and soft excavations to allow for the temporary berm work to start.
The project to expand the mine’s ultra-fine grinding capacity to improve full sulphide feed recoveries, continued according to schedule, with commissioning planned for the first quarter of 2017.
Technology and Innovation
The progress that the Technology Innovation Consortium made in 2016 and the highlights of the project are set out below:
1.
Reef Boring
1.1
Small range:
In 2016 the Sandvik/Cubex machine was commissioned at the Savuka section of the mine but due to challenges faced during the stage gate reviews, the programme had to be discontinued and the machine will be decommissioned.
1.2
Medium Range:
The medium range uses the MKIV Machine and MKIII machines. During the year, the MKIV machine was commissioned in the test site and has drilled 23 holes, with four holes drilled in the fourth quarter of 2016. It was determined that the quality of the holes regressed due to the self-pinning cylinders failing during the drilling cycle. The MKIV is now designated for research and development trials and to ensure that design targets are met on this proto-type machine.
The MK III Machines were used in the Carbon Leader Reef (CLR) and Ventersdorp Contact Reef proto type sites. Drilling continued in the CLR block, totalling 33 holes in the first half of 2016. At the end of the second quarter of 2016, geotechnical concerns resulted in a revised extraction strategy that resulted in the loss of some current mining ground and consequently the reduction of one machine.
Another MK III machine was installed in the VCR site and drilling commenced in third quarter of 2016 after commissioning, ending the year with a total eight holes drilled. The usual teething problems associated with a commissioning process were resolved. Work will continue at both sites in a stage gate approach, with the aim of achieving consistent performance to prove the economic viability of the project.
2.
Ore body Knowledge and Exploration
The year started with the aim to improve on the final accuracy trial on the Sandvik/Cubex machine. The analysis indicated that the drilled holes followed a similar trend, implying that a correction factor could be applied to ensure an accurate end point is reached. The drilling trials with the Bohrmeister fit-for-purpose drill rig commenced in the fourth quarter of 2016 after it’s commissioning at TauTona mine. The first stage gates were met after drilling four holes at the set drilling target rate (8m/hr) and hole depth (100m) at different inclinations.
3.
Ultra-High Strength Backfill (UHSB)
To date two plants were successfully commissioned; one plant at the CLR site and the other at the VCR site at TauTona mine. The plants are in full operation and have the capabilities of mixing the dry tailings underground with the other ingredients, thereafter pumping the final product at 4m³/hour over a distance of 600m.
Engineering construction and equipping of the Savuka CLR plant and the TauTona Below 120 plant will commence as soon as the site excavation is completed in the first half of 2017.
Construction of the surface solution plant was completed in the fourth quarter. This plant is expected to allow for pumping the
UHSB solution (UHSB product excluding cement) from surface to the Below 120 plant underground.
Mponeng extraction ratio improvement project product development is in progress. A range of designs have been tested and the characteristics have been modelled. Final results are pending before a suitable product can be identified.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 8

For more details on work done during the year, see the Exploration Update document on the company website:
www.anglogoldashanti.com
EXPLORATION UPDATE
Greenfields Exploration
During the second half of 2016, greenfields exploration activities were undertaken in Australia, Colombia, Brazil, Argentina, USA,
Guinea, and Tanzania. Greenfields Exploration completed 1,173m of RC/diamond drilling and 39,555m of aircore drilling in Australia.
Total expenditure for the second half of 2016 was $16m.

In Australia, the Butcher Well and Lake Carey farm-in agreement was signed between AngloGold Ashanti and Saracen Mineral
Holdings Limited. AngloGold Ashanti has acquired earn-in rights for 340 km
2
of tenements on and along the western margin of Lake
Carey in the Laverton district of Western Australia. The first phase of drilling at Butcher Well is expected to commence in February
2017.

Elsewhere in the Laverton district, AngloGold Ashanti completed aircore drilling over 100% AngloGold Ashanti-held targets with 526 holes drilled for a total of 34,977m. Results were received from drilling at Ahab, Nemo, Poseidon and Pioneer and included several encouraging results from both Ahab and Pioneer. These positive aircore samples from Pioneer were followed-up by six RC holes with three diamond tails (702m/471m) and results of this drilling will be available in the first quarter of 2017.

At the Strawbridge Project, the planned aircore drilling programme was completed with 61 aircore holes drilled for a total of 4,738m in the third quarter. Results from the aircore drilling and geochemical sampling completed in 2016 were disappointing, with no significant results returned. The project is currently under review.

In Colombia, a re-evaluation of the regional geology at Guintar led to identifying subtle multi-element epithermal signatures in gravels associated with N-S trending graben structures to the east. Follow-up on this target, Nuevo Guintar, indicates a potentially preserved, epithermal target. Detailed mapping, soil sampling and ground geophysics is underway delineating the drill target.

In Brazil, work concentrated on the Tromai Project which covers the large tenement package (~2,000km ) covered by the JV Agreement
2
with Luna Gold. Regional mapping and soil sampling programmes are underway, as is a high resolution aeromagnetic and radiometric survey (11,200km completed). This data is being compiled and interpreted to prioritize drill targets. In parallel, considerable effort has also been placed on obtaining environmental permits for planned drilling expected to start in the first quarter of 2017.

In Tanzania, Guinea, Argentina, and the USA early stage Greenfields evaluation and reconnaissance programmes progressed.

Brownfields Exploration
Brownfields exploration activities were undertaken across the globe in the second half of 2016. Brownfields Exploration completed 327
601m of diamond drilling for a total expenditure for the second half of 2016 of $34m (capital) and $31m (expensed).

At Mponeng in South Africa, Borehole UD59 was successfully completed and site rehabilitation is complete. Borehole UD60 intersected the VCR at a depth of 3,650m and yielded a significant gold value. The short deflection drilling programme has been completed and a total of six reef intersections obtained. Borehole UD58A intersected moderate grade VCR at a depth of 3,794m. Short deflection drilling is underway. The hole remains on target to complete deflection drilling and demobilisation by May 2017.

At Geita in Tanzania, exploration activities included Mineral Resource conversion drilling at Nyankanga Block 5, Star & Comet
Underground drilling (Cut 2 and 3), Mineral Resource delineation at Star & Comet Cut 2 NW, Cut 3 and Matandani as well as reconnaissance exploration drilling at Prospect 30 and completion of a drillhole at Geita Hill East as part of the 3D seismic survey programme. 90 holes totalling 18,200m were completed for both surface and underground exploration drilling programmes.
Interpretation and targeting continues on the 3D seismic data.

At Siguri in Guinea, a total of 27,483m were drilled. Exploration activities included infill drilling at Seguelen PB2, Seguelen PB2 East,
Silakoro, Tubani and Kami and reconnaissance drilling at Silakoro.

At Iduapriem in Ghana, exploration focused on drilling at Block 7&8, Nueng and Block 1W, as well as concluding of the soil geochemistry programme across the western lease. A total of 6,467m drilling was completed, consisting of 4,497m Diamond Drilling
(DD) and 1,970m reverse circulation (RC) drilling.

At Kibali in the DRC, near mine exploration took place at the Rhino-Agbarabo-Kombokolo area, Sessenge Southwest, Pamao, Kanga
Sud, Ndala Village and Aerodrome, while regional exploration was focused on the Kalimva-Ikamva targets in the north and Aindi Watsa-
Dilolo-Zambula in the south. A total of 15,506m was drilled (14,096m RC and 1,410m DD).

At Sadiola in Mali, a total of 9,667m drilling, comprising 8,955m RC and 712m DD, was completed across SSP North, FNa, FNb-c,
Tambali and Voyager East.

In Argentina, drilling continued at Cerro Vanguardia. Most of the drilling meters continuing to be completed at the nearby Claudia JV.
During H2, 10,657m were drilled, including 3,889m at the Claudia JV. Other work completed to support target generation included trenching and channel sampling programmes to refine drill targeting and an HLEM geophysical survey at the Claudia JV.

In Brazil, exploration continued at the Cuiaba, Lamego and CdS production centers for AGABM with 74,107m drilled from the combined surface and underground drilling programmes. Targets included ore body extension at Cuiaba and CdS. Follow up infill drilling to support mine planning and Mineral Resource conversion was also completed.

At Serra Grande, 33,177m were drilled as part of the exploration and Mineral Resource conversion programmes. Drilling target generation activities included mapping and soil sampling programmes. A ground magnetic EM geophysical survey was also completed to support drill target generation.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 9

In Colombia, the Gramalote JV completed 4,441m of drilling to support site and infrastructure investigations. The saprolite infill drilling programme continued to better define the thickness and gold mineralisation in the horizon. Work to update and refine the geological model progressed to support the pre-feasibility study, which remains on track for completion by the end of 2017. Drilling started on targets within the JV regional tenements outside the main project area.
At La Colosa, 1,639m were drilled as the site investigation geotechnical and hydrology drilling programmes continued. A geophysical survey to support the site infrastructure designs was completed.
The Quebradona JV programme completed conceptual study work and began field work and a drilling programme to support pre-
feasibility study site investigation geotechnical and hydrology data collection.
In Australia, exploration drilling at Sunrise Dam focused on resource extension and infill of the underground resource. Drilling targeted the Vogue South and Vogue Deeps domains, northern extensions to Cosmo and Cosmo East, Cosmo East down-dip, Elle, Midway
Shear and Sunrise Shear. A total of 36,778m were drilled.
At Tropicana, the Long Island 100m x 100m drilling programme to test the strike extent and down-dip extensions of the known mineralised system was completed. In the period, additional closer spaced drilling was undertaken at Boston Shaker to deliver an
Indicated Mineral Resource, and minor infill drill programmes were completed at Tropicana, Havana and Havana South. A total of
18,948m of RC and 20,821m of DD holes were completed.
See the Exploration Update document on the company website:
www.anglogoldashanti.com
for more details on both Brownfields and
Greenfields exploration programmes conducted during the year ended 31 December 2016.
DIVIDENDS
The Board has approved the resumption of the payment of an annual dividend by the Company. The dividend policy now provides for an annual dividend to be based on 10% of the free cash flow generated by the business for that financial year, before growth capital expenditure. The Board will exercise its discretion on an annual basis, taking into consideration the prevailing market conditions, balance sheet flexibility and future capital commitments of the group.
GUIDANCE 2017

Guidance
Notes
Production (000oz)
3,600 – 3,750
- Obuasi in limited operations phase with no
production anticipated in 2017. No provision for
any unforeseen operational disruptions, power-
related stoppages, or changes to asset portfolio
and/or operating mines.
- Note that there is, as always, a strong
negative impact expected in the first half of the
year given the slow start-up in SA following the
holiday break, and interruptions around the
Easter break.
Costs
All-in sustaining costs ($/oz)
1,050 – 1,100
Assumptions: ZAR14.25/$, $/A$0.75,
BRL3.40/$, AP16.50/$; Brent $58/bl
Total cash costs ($/oz)
750 – 800
Overheads
Corporate costs ($m)
80 – 90
Inflation and retention of critical skills and skills
development
Expensed exploration and study costs ($m)
170 – 190
Including equity accounted joint ventures
Capex
Total ($m)
950 – 1,050
Sustaining capex ($m)
830 – 900
Stay-in-business, ore-reserve development and
asset integrity. Increase in sustaining capex at
Geita, Mineração and Sunrise Dam
Non-sustaining capex ($m)
120 - 150
Includes project capital for projects at Siguiri,
Kibali, Sadiola and Mponeng
Depreciation and Amortisation ($m) 850
Depreciation and amortisation – included in equity accounted earnings
($m)
125
Earnings of associates and joint ventures
Interest and finance costs ($m) – income statement
140
Interest and finance costs ($m) – cash flow
135
Affected by timing of coupon payments
Other operating expenses ($m)
85
Primarily includes the costs of care and
maintenance relating to Obuasi
Both production and cost estimates assume neither labour interruptions or power disruptions, nor changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended
31 December 2015, filed with the United States Securities and Exchange Commission.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 10

MINERAL RESOURCE AND ORE RESERVE
The Mineral Resource and Ore Reserve for AngloGold Ashanti are reported in accordance with the minimum standards described by the South African Code for the Reporting of Exploration Results, Mineral Resources
and Mineral Reserves (The SAMREC Code, 2016 edition), and also conform to the standards set out in the
Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code,
2012 Edition).

The Mineral Resource is inclusive of the Ore Reserve component unless otherwise stated. In complying with revisions to the SAMREC Code the changes to AngloGold Ashanti’s Mineral Resource and Ore Reserve
have been reviewed and it was concluded that none of the changes are material to the overall valuation of the Company. AngloGold Ashanti has therefore once again resolved not to provide the detailed reporting as defined in Table 1 of the Code. The Company will however continue to provide the high level of detail it has in previous years in order to comply with the transparency requirements of the Code.
AngloGold Ashanti strives to actively create value by growing its major asset – the Mineral Resource and
Ore Reserve. This drive is based on active, well-defined brownfields and greenfields exploration programmes, innovation in both geological modelling and mine planning and continual optimisation of the asset portfolio.
GOLD PRICE
The following local prices of gold were used as a basis for estimation in the December 2016 declaration:
Gold Price
Local prices of gold
South Africa
Australia
Brazil
Argentina
US$/oz
ZAR/kg
AUD/oz
BRL/oz
ARS/oz
2016 Ore Reserve
1,100
530,000
1,500
4,041
14,969
2016 Mineral Resource
1,400
663,819
1,817
4,414
21,531

The SAMREC and JORC Codes require the use of reasonable economic assumptions. These include long-
range commodity price forecasts which are prepared in-house.
MINERAL RESOURCE
The total Mineral Resource increased from 207.8 million ounces (Moz) in December 2015 to 214.7Moz in
December 2016. A gross annual increase of 11.3Moz occurred before depletion, while the net increase after allowing for depletion is 6.9Moz. Changes in economic assumptions from December 2015 to December
2016 resulted in a 1.7Moz increase to the Mineral Resource, whilst exploration and modelling resulted in an increase of 10.0Moz. Depletion from the Mineral Resource for the year totalled 4.4Moz. The Mineral
Resource has been estimated at a gold price of US$1,400/oz (2015: US$1,400/oz).
MINERAL RESOURCE
Moz
Mineral Resource as at 31 December 2015
207.8
Depletions
-4.4
Sub Total
203.4
Additions
Obuasi
New geological models, the revalidated database and a revised estimation methodology resulted in the significant increase.
5.5
Mponeng
Surface and underground exploration of the VCR horizon added significant Mineral Resource.
2.2
Tropicana
Exploration additions in Havana South, Tropicana and Boston Shaker and mining cost decrease due to in-pit dumping and lateral waste haulage.
1.5
Sunrise Dam
Increased due to successful exploration drilling, gold price increase and methodology changes.
1.3
AGA Minerac
ã
o
Mainly the result of open pit gains at Rosalino, some underground additions and the positive results from surface drilling at Carvoaria.
1.2
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

Siguiri
Attributed to cost reduction, infill drilling at Seguelen, Bidini, Tubani and Kami and the inclusion of mineralised waste.
0.9
Geita
Gains due to updates of the underground Mineral Resource models and a decrease in costs.
0.9
Other Additions less than 0.5Moz. 0.9
Sub Total
217.8
Reductions
Moab Khotsong
Changes due to a Mineral Resource clean-up, a value drop and a revised structural interpretation.
-1.0
Kibali
Change due to a revised geological model and the constraining of the underground Mineral Resource into optimised stope shapes.
-0.8
TauTona Mainly due to value changes and transfers out of Mineral Resource. -0.6
Kopanang
Resulting from movements out of Mineral Resource and a value drop resulting from a revised estimation approach.
-0.6
Other Reductions less than 0.5Moz. -0.1
Mineral Resource as at 31 December 2016
214.7
Rounding of numbers may result in computational discrepancies.
ORE RESERVE
The AngloGold Ashanti Ore Reserve reduced from 51.7Moz in December 2015 to 50.1Moz in December
2016. This gross annual decrease of 1.6Moz includes depletion of 3.9Moz. The balance of 2.3Moz additions in Ore Reserve, results from changes in economic assumptions between 2015 and 2016 of 0.2Moz, whilst exploration and modelling changes resulted in further additions of 2.3Moz. Other factors resulted in a 0.3Moz decrease. The Ore Reserve has been estimated using a gold price of US$1,100/oz (2015: US$1,100/oz).
ORE RESERVE
Moz
Ore Reserve as at 31 December 2015
51.7
Depletions
-3.9
Sub Total
47.8
Additions
Tropicana Introduction of the Long Island project and the HA04 pit. 1.1
AGA Minerac
ã
o
Ore Reserve variation due to change in costs and revenue factor as well as minor mining method and revised estimation techniques changes.
0.6
Siguiri Mainly due to model changes. 0.5
Sunrise Dam
Increase due to revised drill spacing requirements. Vogue ore body had large increase due to the drill spacing change and additional diamond drilling.
0.4
Other Additions less than 0.3Moz. 0.9
Sub Total
51.3
Reductions
Kibali Decrease is the result of a new geological model. -0.3
Other Reductions less than 0.3Moz. -0.9
Ore Reserve as at 31 December 2016
50.1
Rounding of numbers may result in computational discrepancies.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

BY-PRODUCTS
Several by-products will be recovered as a result of processing of the gold Ore Reserve. These include
56.0kt of uranium oxide from the South African operations, 0.42Mt of sulphur from Brazil and 18.2Moz of silver from Argentina.
CORPORATE GOVERNANCE
AngloGold Ashanti has established a Mineral Resource and Ore Reserve Steering Committee (RRSC),
which is responsible for setting and overseeing the company’s Mineral Resource and Ore Reserve governance framework and for ensuring that it meets the company’s goals and objectives while complying with all relevant regularity codes. Its membership and terms of references are mandated under a policy document signed off by the Chief Executive Officer.

Over more than a decade, the company has developed and implemented a rigorous system of internal and external reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates.
The following operations were subject to an external review in line with the policy that each operation project will be reviewed by an independent third party on average once every three years:

•
Mineral Resource and Ore Reserve at South African Surface Operations
•           Mineral Resource and Ore Reserve at AGA Mineração – Córrego do Sítio
• Mineral Resource and Ore Reserve at Sadiola
The external reviews were conducted by AMEC, Optiro and Snowden respectively. Certificate of competence documentation has been received for the first two audits from the companies conducting the external reviews to state that the Mineral Resource and/or Ore Reserve comply with the SAMREC and
JORC Codes. A signed NI 43-101 report was provided in the case of Sadiola.

In addition, numerous internal Mineral Resource and Ore Reserve process reviews were completed by suitably qualified Competent Persons from within AngloGold Ashanti and no significant deficiencies were identified. The Mineral Resource and Ore Reserve are underpinned by appropriate Mineral Resource
Management processes and protocols that ensure adequate corporate governance. These procedures have been developed to be compliant with the guiding principles of the Sarbanes-Oxley Act of 2002 (SOX).

AngloGold Ashanti makes use of a web based group reporting database called the Resource and Reserve
Reporting System (R3) for the compilation and authorisation of Mineral Resource and Ore Reserve reporting. It is a fully integrated system for the reporting and reconciliation of Mineral Resource and Ore
Reserve that supports various regulatory reporting requirements including the SEC and the JSE under
SAMREC. AngloGold Ashanti uses R3 to ensure a documented chain of responsibility exists from the competent persons at the operations to the company’s RRSC.

AngloGold Ashanti has also developed an enterprise-wide risk management tool that provides consistent and reliable data that allows for visibility of risks and actions across the group. This tool is used to facilitate, control and monitor material risks to the Mineral Resource and Ore Reserve, thus ensuring that the appropriate risk management and mitigation plans are in place.
COMPETENT PERSONS
The information in this report relating to exploration results, Mineral Resources and Ore Reserves is based on information compiled by or under the supervision of the Competent Persons as defined in the SAMREC or JORC Codes. All Competent Persons are employed by AngloGold Ashanti, except for Kibali and Morila, and have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person and all Ore Reserves have been confirmed to be covered by the required mining permits or there exists a realistic expectation that these permits will be issued. This will be detailed in the 2016 Mineral Resource and Ore Reserve document.

Accordingly, the Chairman of the Mineral Resource and Ore Reserve Steering Committee, VA Chamberlain,
MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, assumes responsibility for the Mineral
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.
VA Chamberlain has 29 years’ experience in exploration and mining and is employed full-time by AngloGold Ashanti and can be contacted at the following address: 76 Rahima Moosa
Street, Newtown, 2001, South Africa.

A detailed breakdown of Mineral Resource and Ore Reserve and backup detail will be provided on the
AngloGold Ashanti website (www.anglogoldashanti.com) and www.aga-reports.com.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

MINERAL RESOURCE BY REGION (ATTRIBUTABLE) INCLUSIVE OF ORE RESERVE
Gold Tonnes Grade Contained gold
as at 31 December 2016 Category million g/t Tonnes Moz
South Africa Measured 151 1.99 301 10
Indicated 902 1.99 1,794 58
Inferred 29 15.04 436 14
Total
1,082
2.34
2,531
81
Continental Africa Measured 36 1.09 40 1
Indicated 504 2.77 1,399 45
Inferred 162 3.36 544 17
Total
702
2.82
1,983
64
Australasia Measured 31 1.08 33 1
Indicated 113 2.02 230 7
Inferred 49 1.92 95 3
Total
193
1.85
357
11
Americas Measured 49 3.41 168 5
Indicated 1,044 0.96 1,001 32
Inferred 908 0.70 638 21
Total
2,002
0.90
1,807
58
AngloGold Ashanti total Measured 267 2.03 542 17
Indicated 2,564 1.73 4,424 142
Inferred 1,148 1.49 1,713 55
Total
3,980
1.68
6,678
215
Rounding of figures may result in computational discrepancies.
MINERAL RESOURCE BY REGION (ATTRIBUTABLE) EXCLUSIVE OF ORE RESERVE
Gold Tonnes Grade Contained gold
as at 31 December 2016 Category million g/t Tonnes Moz
South Africa Measured 14 14.24 204 7
Indicated 227 3.64 826 27
Inferred 12 14.58 175 6
Total
253
4.76
1,205
39
Continental Africa Measured 1 3.29 5 0
Indicated 283 3.07 869 28
Inferred 161 3.37 544 17
Total
446
3.18
1,417
46
Australasia Measured 8 0.67 5 0
Indicated 72 1.85 133 4
Inferred 49 1.92 95 3
Total
129
1.80
233
7
Americas Measured 36 3.38 121 4
Indicated 1,032 0.90 925 30
Inferred 907 0.70 631 20
Total
1,974
0.85
1,677
54
AngloGold Ashanti total Measured 59 5.64 335 11
Indicated 1,613 1.71 2,752 88
Inferred 1,130 1.28 1,444 46
Total
2,802
1.62
4,532
146
Rounding of figures may result in computational discrepancies.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

ORE RESERVE BY REGION (ATTRIBUTABLE)
Gold Tonnes Grade Contained gold
as at 31 December 2016 Category million g/t Tonnes Moz
South Africa Proved 139 0.57 79 3
Probable 689 1.02 703 23
Total
828
0.94
782
25
Continental Africa Proved 30 0.73 22 1
Probable 217 2.45 531 17
Total
247
2.24
553
18
Australasia Proved 23 1.23 28 1
Probable 42 2.32 97 3
Total
64
1.94
124
4
Americas Proved 12 2.67 32 1
Probable 15 4.54 66 2
Total
27
3.69
98
3
AngloGold Ashanti total
Proved 204 0.79 161 5
Probable 962 1.45 1,396 45
Total
1,165
1.34
1,557
50
Rounding of figures may result in computational discrepancies.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

A member firm of Ernst & Young Global Limited.
A full list of Directors is available on the website.
Chief Executive: Ajen Sita
EY
102 Rivonia Road
Sandton
Private Bag X14
Sandton
2146
Ernst & Young Incorporated
Co. Reg. No. 2005/002308/21
Tel: +27 (0) 11 772 3000
Fax: +27 (0) 11 772 4000
Docex 123 Randburg
ey.com
Independent auditor’s review report on the Condensed Consolidated Financial Statements for the year ended 31 December 2016 to the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated financial statements of AngloGold Ashanti Limited (the company) contained in the accompanying preliminary report on pages 18 to 31, which comprise the accompanying condensed consolidated statement of financial position as at 31 December 2016, the condensed consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and selected explanatory notes.
Directors’ Responsibility for the Condensed Consolidated Financial Statements
The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in note 1 to the financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on these preliminary financial statements. We conducted our review in accordance with
International Standard on Review Engagements (ISRE) 2410,
which applies to a review of historical information performed by the independent auditor of the entity. This standard requires us to conclude whether anything has come to our attention that causes us to believe that the preliminary financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making enquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluating the evidence obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these preliminary financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of the company for the year ended 31 December 2016 are not prepared, in all material respects, in accordance with the requirements of the JSE
Limited Listings Requirements for preliminary reports, as set out in note 1 to the financial statements, and the requirements of the Companies
Act of South Africa.

Ernst & Young Inc.
Roger Hillen - Director
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road, Sandton
Johannesburg, South Africa
20 February 2017

Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

Group
income statement
Six months
Six months
Year
Year
ended
ended
ended
ended
Dec
Dec
Dec
Dec
2016
2015
2016
2015
US Dollar million
Notes
Unaudited Unaudited Reviewed Audited
Revenue
2
2,213
2,048 4,254 4,174
Gold income
2
2,125
1,970 4,085 4,015
Cost of sales 3
(1,763)
(1,641) (3,263) (3,294)
Gain (loss) on non-hedge derivatives and other
commodity contracts
50
(5) 19 (7)
Gross profit
412
324 841 714
Corporate administration, marketing and other
expenses
(32)
(33) (61) (78)
Exploration and evaluation costs
(71)
(72) (133) (132)
Other operating expenses
4
(64)
(53) (110) (96)
Special items
5
(36)
(76) (42) (71)
Operating profit
209
90 495 337
Interest received
2
11
14 22 28
Exchange (loss) gain
(5)
4 (88) (17)
Finance costs and unwinding of obligations
6
(83)
(114) (180) (245)
Fair value adjustment on $1.25bn bonds
34
132 9 66
Share of associates and joint ventures' (loss) profit
7
(9)
29 11 88
Profit before taxation
157
155 269 257
Taxation
8
(138)
(96) (189) (211)
Profit after taxation from continuing operations
19
59 80 46
Discontinued operations
Profit (loss) from discontinued operations
-
4 - (116)
Profit (loss) for the period
19
63 80 (70)
Allocated as follows:
Equity shareholders
- Continuing operations
11
54 63 31
- Discontinued operations
-
4 - (116)
Non-controlling interests
- Continuing operations
8
5 17 15
19
63 80 (70)
Basic earnings (loss) per ordinary share (cents)
(1)
Earnings per ordinary share from continuing operations
2
13 15 8
Earnings (loss) per ordinary share from discontinued operations
-
1 - (28)
Basic earnings (loss) per ordinary share (cents)
2
14 15 (20)
Diluted earnings (loss) per ordinary share (cents)
(2)
Earnings per ordinary share from continuing operations
2
13 15 8
Earnings (loss) per ordinary share from discontinued operations
-
1 - (28)
Diluted earnings (loss) per ordinary share (cents)
2
14 15 (20)
(1)
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
(2)
Calculated on the diluted weighted average number of ordinary shares.
The financial statements for the year ended 31 December 2016 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Ms Meroonisha Kerber (CA (SA)), the Group's Chief Accounting Officer. This process was supervised by Ms Kandimathie Christine Ramon
(CA (SA)), the Group's Chief Financial Officer and Mr Srinivasan Venkatakrishnan (BCom; ACA (ICAI)), the Group's Chief Executive Officer. The
financial statements for the twelve months ended 31 December 2016 were reviewed, but not audited, by the Group's statutory auditors, Ernst & Young
Inc.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

Group
statement of comprehensive income
Six months
Six months
Year
Year
ended
ended
ended
ended
Dec
Dec
Dec
Dec
2016
2015
2016
2015
US Dollar million
Unaudited Unaudited Reviewed Audited
Profit (loss) for the period
19
63 80 (70)
Items that will be reclassified subsequently
to profit or loss:
Exchange differences on translation of foreign
operations
58
(281) 180 (371)
Share of associates and joint ventures' other
comprehensive income
-
1 - 1
Net (loss) gain on available-for-sale financial assets
(14)
(7) 13 (14)
Release on impairment of available-for-sale
financial assets
-
4 - 9
Release on disposal of available-for-sale
financial assets
(1)
(1) (2) (3)
Deferred taxation thereon
4
- (2) 1
(11)
(4) 9 (7)
Items that will not be reclassified
subsequently to profit or loss:
Actuarial gain (loss) recognised
3
12 (2) 17
Deferred taxation thereon
(1)
(2) - (3)
2
10 (2) 14
Other comprehensive income (loss) for the
period, net of tax
49
(274) 187 (363)
Total comprehensive income (loss) for the
period, net of tax
68
(211) 267 (433)
Allocated as follows:
Equity shareholders
- Continuing operations
60
(220) 250 (332)
- Discontinued operations
-
4 - (116)
Non-controlling interests
- Continuing operations
8
5 17 15
68
(211) 267 (433)
Rounding of figures may result in computational discrepancies.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 19

Group
statement of financial position
As at
As at
December
December
2016
2015
US Dollar million
Notes
Reviewed
Audited
ASSETS
Non-current assets
Tangible assets
4,111
4,058
Intangible assets
145
161
Investments in associates and joint ventures
1,448
1,465
Other investments
125
91
Inventories
84
90
Trade and other receivables
34
13
Deferred taxation
4
1
Cash restricted for use
36
37
Other non-current assets
-
18
5,987
5,934
Current assets
Other investments
5
1
Inventories
672
646
Trade, other receivables and other assets
255
196
Cash restricted for use
19
23
Cash and cash equivalents
215
484
1,166
1,350
TOTAL ASSETS
7,153
7,284
EQUITY AND LIABILITIES
Share capital and premium 11
7,108
7,066
Accumulated losses and other reserves
(4,393)
(4,636)
Shareholders' equity
2,715
2,430
Non-controlling interests
39
37
Total equity
2,754
2,467
Non-current liabilities
Borrowings
2,144
2,637
Environmental rehabilitation and other provisions
877
847
Provision for pension and post-retirement benefits
118
107
Trade, other payables and deferred income
4
5
Deferred taxation
496
514
3,639
4,110
Current liabilities
Borrowings
34
100
Trade, other payables, provisions and deferred income
615
516
Taxation
111
91
760
707
Total liabilities
4,399
4,817
TOTAL EQUITY AND LIABILITIES
7,153
7,284
Rounding of figures may result in computational discrepancies.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 20

Group
statement of cash flows
Six months
Six months
Year
Year
ended
ended
ended
ended
Dec
Dec
Dec
Dec
2016
2015
2016
2015
US Dollar million
Unaudited Unaudited Reviewed Audited
Cash flows from operating activities
Receipts from customers
2,228
2,041 4,231 4,154
Payments to suppliers and employees
(1,524)
(1,406) (2,929) (2,904)
Cash generated from operations
704
635 1,302 1,250
Dividends received from joint ventures
32
28 37 57
Taxation refund
9
21 12 21
Taxation paid
(35)
(73) (165) (184)
Net cash inflow from operating activities from continuing operations
710
611 1,186 1,144
Net cash outflow from operating activities from discontinued operations
-
15 - (5)
Net cash inflow from operating activities
710
626 1,186 1,139
Cash flows from investing activities
Capital expenditure
(430)
(350) (706) (664)
Expenditure on intangible assets
(2)
(2) (5) (3)
Proceeds from disposal of tangible assets
2
2 4 6
Other investments acquired
(32)
(31) (73) (86)
Proceeds from disposal of other investments
28
33 61 81
Investments in associates and joint ventures
(7)
(4) (11) (11)
Proceeds from disposal of associates and joint ventures
10
1 10 1
Loans advanced to associates and joint ventures
(2)
(2) (4) (5)
Loans repaid by associates and joint ventures
-
1 - 2
Proceeds from disposal of subsidiaries and investments
- 812 - 812
Cash in subsidiary disposed and transfers to held for sale
-
- - (2)
Decrease (increase) in cash restricted for use
3
(10) 8 (17)
Interest received
5
12 14 25
Net cash (outflow) inflow from investing activities from continuing operations
(425)
462 (702) 139
Net cash outflow from investing activities from discontinued operations
-
(10) - (59)
Net cash (outflow) inflow from investing activities
(425)
452 (702) 80
Cash flows from financing activities
Proceeds from borrowings
585
231 787 421
Repayment of borrowings
(1,004)
(1,076) (1,333) (1,288)
Finance costs paid
(87)
(132) (172) (251)
Bond settlement premium, RCF and bond transaction costs
(30)
(61) (30) (61)
Dividends paid
(9)
(2) (15) (5)
Net cash outflow from financing activities from continuing operations
(545)
(1,040) (763) (1,184)
Net cash outflow from financing activities from discontinued operations
-
- - (2)
Net cash outflow from financing activities
(545)
(1,040) (763) (1,186)
Net (decrease) increase in cash and cash equivalents
(260)
38 (279) 33
Translation
5
(13) 10 (17)
Cash and cash equivalents at beginning of period
470
459 484 468
Cash and cash equivalents at end of period
215
484 215 484
Cash generated from operations
Profit before taxation
157
155 269 257
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
(50)
5 (19) 7
Amortisation of tangible assets
440
387 789 737
Finance costs and unwinding of obligations
83
114 180 245
Environmental, rehabilitation and other expenditure
(15)
(41) (13) (56)
Special items
38
74 44 60
Amortisation of intangible assets
5
19 20 40
Fair value adjustment on $1.25bn bonds
(34)
(132) (9) (66)
Interest received
(11)
(14) (22) (28)
Share of associates and joint ventures' (loss) profit
9
(29) (11) (88)
Other non-cash movements
56
36 150 53
Movements in working capital
26
61 (76) 89
704
635 1,302 1,250
Movements in working capital
(Increase) decrease in inventories
(15)
65 (48) 99
(Increase) decrease in trade and other receivables
(82)
36 (131) 108
Decrease (increase) in trade, other payables and deferred income
123
(40) 103 (118)
26
61 (76) 89
Rounding of figures may result in computational discrepancies.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
Accumu-
flow
for
Actuarial
currency
Non-
and
capital
lated
hedge
sale
(losses)
translation
controlling
Total
US Dollar million
premium
reserves
losses
reserve
reserve
gains
reserve
Total
interests
equity
Balance at 31 December 2014
7,041 132 (3,109) (1) 17 (40) (1,195) 2,845 26 2,871
Loss for the period (85) (85) 15 (70)
Other comprehensive income (loss) 1 (7) 14 (371) (363) (363)
Total comprehensive income (loss)
- 1 (85) - (7) 14 (371) (448) 15 (433)
Shares issued 25 25 25
Share-based payment for share awards
net of exercised
8 8 8
Dividends of subsidiaries - (4) (4)
Translation
(24) 20
(3) 7 - -
Balance at 31 December 2015
7,066 117 (3,174) (1) 7 (19) (1,566) 2,430 37 2,467
Balance at 31 December 2015
7,066
117
(3,174)
(1)
7
(19)
(1,566)
2,430
37
2,467
Profit for the period
63
63
17
80
Other comprehensive income (loss)
(1)
9
(2)
180
187
187
Total comprehensive income (loss)
- - 63 - 9 (2) 180 250 17 267
Shares issued
42
42
42
Share-based payment for share awards
net of exercised
(7)
(7)
(7)
Dividends of subsidiaries
-
(15)
(15)
Transfer to reserves
(2)
2
-
-
Translation
7
(6)
1
(2)
-
-
-
Balance at 31 December 2016
7,108
117
(3,119)
(1)
17
(21)
(1,386)
2,715
39
2,754
Rounding of figures may result in computational discrepancies.
Equity holders of the parent
(1)
Foreign currency translation reserve includes an exchange difference of $60 million reclassified on the repayment of a loan which was designated as part of the investment in subsidiary and $53 million arising on preference shares cancelled.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

Segmental
reporting
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Reviewed
Audited
Gold income
South Africa
593
546 1,173 1,132
Continental Africa
872
805 1,663 1,724
Australasia
336
321 646 666
Americas
558
508 1,036 967
2,359
2,180 4,518 4,489
Equity-accounted investments included above
(234)
(210) (433) (474)
Continuing operations
2,125
1,970 4,085 4,015
Discontinued operations
-
24 - 137
2,125
1,994 4,085 4,152
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Reviewed
Audited
By-product revenue
South Africa
10
18 23 38
Continental Africa
2
1 3 3
Australasia
1
1 2 2
Americas
56
42 110 84
69
62 139 127
Equity-accounted investments included above
-
- (1) -
Continuing operations
69
62 138 127
Discontinued operations
-
- - 1
69
62 138 128
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Reviewed
Audited
Gross profit
South Africa
80
16 149 42
Continental Africa
155
138 334 377
Australasia
50
59 106 142
Americas
147
130 283 247
Corporate and other
(6)
- (4) 2
426
343 868 810
Equity-accounted investments included above
(14)
(19) (27) (96)
Continuing operations
412
324 841 714
Discontinued operations
-
2 - 19
412
326 841 733
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Reviewed
Audited
Capital expenditure
South Africa
106
110 182 206
Continental Africa
179
171 291 315
Australasia
71
36 109 78
Americas
135
100 225 196
Corporate and other
2
3 4 4
Continuing operations
493
420 811 799
Discontinued operations
-
10 - 58
493
430 811 857
Equity-accounted investments included above
(61)
(68) (100) (131)
432
362 711 726
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Gold production
South Africa
481
505 967 1,004
Continental Africa
702
716 1,321 1,435
Australasia
269
278 520 560
Americas
431
454 820 831
Continuing operations
1,883
1,953 3,628 3,830
Discontinued operations
-
19 - 117
1,883
1,972 3,628 3,947
As at
As at
As at
Dec
Dec
Dec
2016
2016
2015
Reviewed
Reviewed
Audited
Total assets
South Africa
1,818
1,818
1,629
Continental Africa
3,292
3,090
3,121
Australasia
804
804
837
Americas
1,277
1,273
1,341
Corporate and other
169
168
356
7,153
7,153
7,284
Rounding of figures may result in computational discrepancies.
oz (000)
Year ended
Year ended
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the
Executive Committee are responsible for geographic regions of the business.
Six months ended
Six months ended
US Dollar million
Six months ended
Year ended
US Dollar million
Six months ended
Year ended
US Dollar million
US Dollar million
Six months ended
Year ended
US Dollar million
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

Notes
for the six months and year ended 31 December 2016

1.
Basis of preparation

The financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are in terms of the JSE Listings Requirements and are consistent with those used in the annual financial statements for the year ended 31 December 2016. They are also consistent with those used for the year ended 31 December 2015 as no new standards were adopted during 2016.

The financial statements of AngloGold Ashanti have been prepared in compliance with the framework concepts and the measurement and recognition requirements of IFRS, IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices
Committee, Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, JSE Listings
Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the year ended 31 December 2016. These financial statements should be read in conjunction with the company’s audited consolidated financial statements and the notes thereto as at and for the year ended
31 December 2015.

Based on materiality, certain comparatives have been aggregated.

2. Revenue
Six months ended
Year ended
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited Unaudited Reviewed Audited
US Dollar million
Gold income
2,125
1,970 4,085 4,015
By-products (note 3)
69
62 138 127
Royalties received (note 5)
8
2 9 4
Interest received
11
14 22 28
2,213
2,048 4,254 4,174

3.
Cost of sales
Six months ended
Year ended
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited Unaudited Reviewed Audited
US Dollar million
Cash operating costs
1,324
1,249 2,444 2,493
By-products revenue (note 2)
(69)
(62) (138) (127)
1,255
1,187 2,306 2,366
Royalties
56
47 105 100
Other cash costs
12
13 24 27
Total cash costs
1,323
1,247 2,435 2,493
Retrenchment costs
9
4 14 11
Rehabilitation and other non-cash costs
15
(19) 43 (10)
Amortisation of tangible assets
440
387 789 737
Amortisation of intangible assets
5
19 20 40
Inventory change
(29)
3 (38) 23
1,763
1,641 3,263 3,294
Rounding of figures may result in computational discrepancies
.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 24

4.
Other operating expenses
Six months ended
Year ended
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited Unaudited Reviewed Audited
US Dollar million
Pension and medical defined benefit provisions
22
13 25 18
Governmental fiscal claims and care and maintenance of old
tailings operations
8
5 14 7
Care and maintenance costs
33
32 70 67
Other expenses
1
3 1 4
64
53 110 96
5. Special
items
Six months ended
Year ended
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited Unaudited Reviewed Audited
US Dollar million
Net impairment and derecognition of assets
2
16 3 20
Net profit on disposal of assets
(4)
(1) (4) (1)
Royalties received (note 2)
(8)
(2) (9) (4)
Indirect tax recoveries
(5)
(7) (2) (20)
Legal fees and other costs (recoveries) related to contract
termination and settlement
8
1 11 (1)
Write-down of inventory
12
5 12 11
Retrenchment and related costs
1
2 1 4
Repurchase premium and costs on settlement of the $1.25bn
bonds (note 14)
30
61 30 61
Other
-
1 - 1
36
76 42 71
6.
Finance costs and unwinding of obligations
Six months ended
Year ended
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited Unaudited Reviewed Audited
US Dollar million
Finance costs
72
103 158 223
Unwinding of obligations and accretion of convertible bonds
11
11 22 22
83
114 180 245
7.
Share of associates and joint ventures’ (loss) profit
Six months ended
Year ended
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited Unaudited Reviewed Audited
US Dollar million
Revenue
235
217 441 489
Operating costs, special items and other expenses
(244)
(213) (446) (415)
Net interest (paid) received
(1)
4 3 7
(Loss) profit before taxation
(10)
8 (2) 81
Taxation
5
(3) 7 (17)
(Loss) profit after taxation
(5)
5 5 64
Net (impairment) reversal of investments in associates and joint ventures
(4)
24 6 24
(9)
29 11 88
Rounding of figures may result in computational discrepancies
.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 25

8. Taxation
Six months ended
Year ended
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited Unaudited Reviewed Audited
US Dollar million
South African taxation
Non-mining tax
1
(12) 1 1
Prior year over provision
(3)
(8) (3) (14)
Deferred taxation
Temporary differences
1
(17) 7 (41)
Prior year under provision
23

Unrealised non-hedge derivatives and other commodity
contracts
15
(2) 5 (2)
Impairment and disposal of tangible assets
-
(1) - (1)
Change in estimated deferred tax rate
-
(15) - (15)
37
(55) 35 (72)
Foreign taxation
Normal taxation
137
110 246 214
Prior year over provision
(5)
(9) (10) (9)
Deferred taxation
Temporary differences
(14)
45 (65) 73
Prior year (over) under provision
(17)
5 (17) 5
101
151 154 283
138
96 189 211
9. Headline
earnings
(loss)
Six months ended
Year ended
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited Unaudited Reviewed Audited
US Dollar million
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders
11
58
63
(85)
Net impairment (reversal) and derecognition of assets
1
(3)
(16)
2
Net loss (profit) on disposal of assets
5
(3)
4
9
Special items of associates and joint ventures
-
3
-
3
Exchange loss on foreign currency translation reserve release
-
-
60
-
Taxation
1
-
-
(2)
Headline earnings (loss)
18
55
111
(73)
Headline earnings (loss) per ordinary share (cents)
(1)
4
13
27
(18)
Diluted headline earnings (loss) per ordinary share (cents)
(2)
4
13
27
(18)
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
10. Number of shares
Six months ended
Year ended
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited Unaudited Reviewed Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000 600,000,000 600,000,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000 2,000,000 2,000,000
B redeemable preference shares of 1 SA cent
each
5,000,000
5,000,000 5,000,000 5,000,000
C redeemable preference shares at no par value
(1)
30,000,000
- 30,000,000 -
Issued and fully paid number of shares:
Ordinary shares in issue
408,223,760
405,265,315 408,223,760 405,265,315
A redeemable preference shares
2,000,000
2,000,000 2,000,000 2,000,000
B redeemable preference shares
778,896
778,896 778,896 778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
408,169,347
405,061,482 407,519,542 404,747,625
Fully vested options
3,334,117
4,273,313 5,065,500 4,859,233
Weighted average number of shares
411,503,464
409,334,795 412,585,042 409,606,858
Dilutive potential of share options
2,056,495
1,749,651 2,121,358 -
Diluted number of ordinary shares
413,559,959
411,084,446 414,706,400 409,606,858
(1)
At the annual general meeting on 4 May 2016, the shareholders approved an increase to the authorised share capital of the company by the creation of 30,000,000 new C redeemable preference shares of no par value. As at 31 December 2016, no C redeemable preferences shares have been issued.
Rounding of figures may result in computational discrepancies
.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 26

11. Share capital and premium
As at
Dec
Dec
2016
2015
Reviewed Audited
US Dollar Million
Balance at beginning of period
7,119
7,094
Ordinary shares issued
42
25
Sub-total
7,161
7,119
Redeemable preference shares held within the group
(53)
(53)
Balance at end of period
7,108
7,066
12. Exchange
rates
Dec
Dec
2016
2015
Unaudited Unaudited
ZAR/USD average for the year
14.68
12.77
ZAR/USD average for the quarter
13.90
14.22
ZAR/USD average for the half year to date
13.98
13.61
ZAR/USD closing
13.73
15.46
AUD/USD average for the year
1.35
1.33
AUD/USD average for the quarter
1.34
1.39
AUD/USD average for the half year to date
1.33
1.38
AUD/USD closing
1.39
1.37
BRL/USD average for the year
3.48
3.33
BRL/USD average for the quarter
3.29
3.84
BRL/USD average for the half year to date
3.27
3.69
BRL/USD closing
3.26
3.90
ARS/USD average for the year
14.78
9.26
ARS/USD average for the quarter
15.46
10.13
ARS/USD average for the half year to date
15.20
9.69
ARS/USD closing
15.89
12.96

13. Capital
commitments
Dec
Dec
2016
2015
Reviewed Audited
US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange
(1)
58
61
(1)
Includes the group’s attributable share of capital commitments relating to associates and joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
14.
Financial risk management activities
Borrowings
The rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date which results in the difference noted in the table below. The interest rate on the remaining borrowings is reset on a short-term floating rate basis and accordingly the carrying amount is considered to approximate the fair value.
As at
Dec 2016
Reviewed
Dec 2015
Audited
US Dollar Million
Carrying amount
2,178
2,737
Fair value
2,203
2,425
Rounding of figures may result in computational discrepancies
.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 27

Derivatives
The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.
Embedded derivatives are included as derivatives on the statement of financial position.
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:
inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly
(as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:
Type of instrument
Level 1 Level 2 Level 3 Total
Level 1 Level 2 Level 3 Total
US Dollar million
Dec 2016
Dec 2015
Reviewed
Audited
Assets measured at fair value
Available-for-sale financial assets
Equity securities
51
-
-
51
30
-
-
30
On 28 June 2016, AngloGold Ashanti announced that its wholly owned subsidiary, AngloGold Ashanti Holdings plc, was compelling the surrender following the notice to buy back the remaining principal amount of its outstanding 8.5% high-yield bonds that mature in May 2020, as part of its strategy to reduce debt and lower finance charges. On 1 August 2016, the remaining portions of the notes were settled for a total consideration of $503m consisting of a $471m principal payment, a surrender premium of $30m and interest of $2m.
Environmental obligations
Pursuant to environmental regulations in the countries in which we operate, we are obligated to close our operations and rehabilitate the lands which we mine in accordance with these regulations. As a consequence AngloGold Ashanti is required in some circumstances to provide either reclamations bonds issued by third party entities, establish independent trust funds or provide guarantees issued by the operation, to the respective environmental protection agency or such other government department with responsibility for environmental oversight in the respective country to cover the potential environmental rehabilitation obligation in specified amounts.
In most cases, the environmental obligations will expire on completion of the rehabilitation although in some cases we are required to potentially post bonds for events unknown that may arise after the rehabilitation has been completed.
In South Africa we have established a trust fund which has assets of ZAR 1.36bn and guarantees of ZAR 1.82bn issued by various banks, for a current carrying value of the liability of ZAR 1.29bn. In Australia, since 2014, we have paid into a Mine
Rehabilitation Fund an amount of AUD $3m for a current carrying value of the liability of AUD $98.9m. At Iduapriem we have provided a bond comprising of a cash component of $9.8m with a further bond guarantee amounting to $33.9m issued by
Ecobank Ghana Limited and Barclays Ghana Limited for a current carrying value of the liability of $43.9m. At Obuasi we have provided a bond comprising of a cash component of $20.2m with a further bank guarantee amounting to $31.7m issued by
Nedbank Limited for a current carrying value of the liability of $216.2m. In some circumstances we may be required to post further bonds in due course which will have a consequential income statement charge for the fees charged by the providers of the reclamation bonds.
15. Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 31 December 2016 and 31 December 2015 are detailed below:
Contingencies and guarantees
Dec
2016
Dec
2015
Reviewed Audited
US Dollar million
Contingent liabilities
ODMWA litigation
(1)
-
-
Litigation – Ghana
(2) (3)
97
97
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda
(4)
24
22
VAT disputes – Mineração Serra Grande S.A.
(5)
13
11
Tax dispute - AngloGold Ashanti Colombia S.A.
(6)
141
128
Tax dispute - Cerro Vanguardia S.A.
(7)
29
32
Groundwater pollution
(8)
-
-
Deep groundwater pollution – Africa
(9)
-
-
Contingent asset
Indemnity – Kinross Gold Corporation
(10)
(8)
(7)
296
283
Litigation claims
(1)
Occupational Diseases in Mines and Works Act (ODMWA) litigation - On 3 March 2011, in Mankayi vs. AngloGold Ashanti,
the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 28

Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the
Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti and members of the working group (discussed below) have been subject to numerous claims relating to silicosis and other Occupational
Lung Diseases (OLD), including several potential class actions and individual claims.
In November 2014, Anglo American South Africa, AngloGold Ashanti, Gold Fields Limited, Harmony Gold Mining Company
Limited and Sibanye Gold Limited formed an industry working group on OLD to address issues relating to compensation and medical care for occupational lung disease in the gold mining industry in South Africa. The working group now also includes
African Rainbow Minerals (ARM). The working group remains of the view that achieving a comprehensive settlement which is both fair to past, present and future employees, and sustainable for the sector, is preferable to protracted litigation.
The companies are among respondent companies in a number of lawsuits related to OLD. The companies do not believe that they are liable in respect of the claims brought, and they are defending these. They do, however, believe that they should work together to seek a solution to this South African mining industry legacy issue. The working group will continue with its efforts – which have been ongoing for more than two years – to find common ground with all stakeholders, including government, labour and the claimants’ legal representatives.
AngloGold Ashanti, along with other mining companies including Anglo American South Africa, ARM, Gold Fields Limited,
Harmony Gold Mining Company Limited, DRDGold Limited, Randgold and Exploration Company Limited, and Sibanye Gold
Limited, were served with a consolidated class action application on 21 August 2013. On 13 May, 2016, the South Gauteng
High Court of South Africa ruled in favour of the applicants and found that there were sufficient common issues to certify two industry-wide classes: a Silicosis Class and a Tuberculosis Class, each of which cover current and former underground mineworkers who worked in South African mines from 12 March 1965 and who have contracted the respective diseases (or the dependents of mineworkers who died of those diseases). The High Court ordered a two-stage process in the class action. The first stage is to resolve common issues and allow the individuals to opt out. The second stage will allow the individuals to opt in to the class to make their claims against the respondent mining companies. The High Court also decided that claims for general damages (i.e., pain and suffering and loss of amenities of life) will be transferable to the estate or executor of any deceased mineworker who dies after the date of filing of the certification application. On 3 June 2016,
AngloGold Ashanti, together with certain of the other mining companies, filed an application with the High Court for leave to appeal to the Supreme Court of Appeal. Arguments in the application for leave to appeal were heard on 23 June 2016. On 24
June 2016, leave to appeal was (i) granted in respect of the issue of the transferability of deceased mineworkers' claims for general damages but (ii) denied in respect of all other orders of the High Court. On 15 July 2016 AngloGold Ashanti, along with several other respondent companies, filed a petition with the Supreme Court of Appeal (SCA) for leave to appeal such other orders of the High Court, and on 13 September 2016, the SCA granted the mining companies leave to appeal the entire
High Court ruling to the SCA.
It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against
AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits.
Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the
Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. Given the inherent legal and factual uncertainties with respect to the pending claims and other claims not yet filed against the company, no reliable estimate can be made for the obligation.
(2)
Litigation -
On 11 October 2011, AngloGold Ashanti (Ghana) Limited (AGAG) terminated Mining and Building Contractors
Limited’s (MBC) underground development agreement, construction on bulkheads agreement and diamond drilling agreement at Obuasi mine. The parties reached agreement on the terms of the separation and concluded a separation agreement on 8 November 2012. On 20 February 2014, AGAG was served with a writ issued by MBC claiming a total of
$97m. In December 2015, the proceedings were stayed in the High Court pending arbitration. In February 2016, MBC submitted the matter to arbitration and the parties await the constitution of the tribunal.
(3)
Litigation - AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the
Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. The plaintiffs subsequently did not timely file their application for directions, but AGAG intends to allow some time to pass prior to applying to have the matter struck out for want of prosecution. On 24
February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in either matter.
Tax claims
(4) Other tax disputes -
In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) relating to the calculation and payment by AABM of the financial contribution on mining exploitation in the period from 1991 to 2006. In 2016, a partial settlement with the Brazilian tax authority reduced this assessment to $9 million (2015: $11 million). AngloGold Ashanti
Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $15 million (2015: $11 million). Management is of the opinion that these taxes are not payable.
(5)      VAT disputes - Mineração Serra Grande S.A. (MSG) received a tax assessment in October 2003 from the State of Minas
Gerais related to VAT on gold bullion transfers. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case to the State Court of Minas Gerais. The assessment is approximately $13m (2015: $11m).
(6)      Tax dispute - In January 2013, AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office
(DIAN) that it disagreed with the company’s tax treatment of certain items in the 2010 and 2011 income tax returns. On 23
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

October 2013, AGAC received the official assessments from the DIAN which established that an estimated additional tax of
$21m (2015: $20m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $120m (2015: $108m). The company believes that the DIAN has applied the tax legislation incorrectly. AGAC subsequently challenged the DIAN’s ruling by filing lawsuits in March 2015 and April 2015 before the Administrative Tribunal of Cundinamarca (trial court for tax litigation). On 8 July 2016, the tribunal held initial procedural hearings on the 2010 and
2011 tax disputes, and the litigation is proceeding.
(7) Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. (CVSA) received a notification from the Argentina Tax Authority
(AFIP) requesting corrections to the 2007, 2008 and 2009 income tax returns of about $7m (2015: $8m) relating to the non-
deduction of tax losses previously claimed on hedge contracts. The AFIP is of the view that the financial derivatives could not be considered as hedge contracts, as hedge contract losses could only be offset against gains derived from the same kind of hedging contracts. Penalties and interest on the disputed amounts are estimated at a further $22m (2015: $24m). CVSA and
AFIP have corresponded on this issue over the past several years and while management is of the opinion that the taxes are not payable, the government continues to assert its position regarding the use of the financial derivatives. CVSA filed an appeal with the Tax Court on 19 June 2015, and the matter is proceeding.
Other
(8) Groundwater pollution - AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances.
Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(9) Deep groundwater pollution - The group has identified potential water ingress and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti since 1999 to understand this potential risk. In South Africa, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Mineral and
Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine
Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

Contingent asset
(10) Indemnity - As part of the acquisition by AngloGold Ashanti of the remaining 50% interest in MSG during June 2012, Kinross
Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in item 5 above. At 31 December 2016, the company has estimated that the maximum contingent asset is $8m
(2015: $7m).
16. Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
17. Announcements
AngloGold Ashanti Holdings plc announced satisfaction of the conditions for the redemption of all its outstanding
8.500% notes due 2020 – On 27 July 2016 AngloGold Ashanti Holdings plc (the “Company”) announced that it had borrowed
$330,000,000 under the Company’s $1,000,000,000 revolving credit facility which, together with available cash, would be used to pay the redemption price of any additional amounts payable on and any accrued and unpaid interest on all of its outstanding
8.500% Notes due 2020.

AngloGold Ashanti announces a change to the Board of Directors – In compliance with paragraph 3.59 of the Listings
Requirements of the JSE Limited, on 2 December 2016 AngloGold Ashanti announced the appointment of Sindiswa Zilwa as an
Independent Non-Executive Director to its Board of Directors with effect from 1 April 2017.
18. Dividends
The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No. 118 for the year ended
31 December 2016 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Rate of dividend declared per ordinary share in South African cents (Gross)
130.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax 15%
Rate in South African cents (Net) where dividend tax at 15% is payable on payment date 110.50
The issued ordinary share capital of AngloGold Ashanti at the date of declaration is 408,240,815
AngloGold Ashanti’s tax reference number 9640006608
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 30

In compliance with the requirements of Strate, given the Company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2017
Currency conversion date for Australian dollars and Ghanaian cedis Monday, 13 March
Last date to trade ordinary shares cum dividend Monday, 20 March
Last date to register transfers of certificated securities cum dividend Monday, 20 March
Ordinary shares trade ex-dividend Wednesday, 22 March
Record date Friday, 24 March
Payment date Friday, 7 April
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between
Wednesday, 22 March 2017 and Friday, 24 March 2017, both days inclusive. No transfers between the South African, Australian and Ghana share registers will be permitted between Monday, 13 March 2017 and Friday, 24 March 2017, both days inclusive.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2017
Ex dividend on New York Stock Exchange Wednesday, 22 March
Record date Friday, 24 March
Approximate date for currency conversion Friday, 7 April
Approximate payment date of dividend Monday, 17 April
Assuming an exchange rate of R13.1000/$, the gross dividend payable per ADS, which is subject to a 15% South African withholding tax, is equivalent to 10 US cents. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2017
Last date to trade and to register GhDSs cum dividend Friday, 17 March
GhDSs trade ex-dividend Wednesday, 22 March
Record date Friday, 24 March
Approximate payment date of dividend Monday, 10 April

Assuming an exchange rate of R1/¢0.33843, the gross dividend payable per share, which is subject to a 15% South African withholding tax, is equivalent to 0.43995 cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

By order of the Board

SM PITYANA                                                        S VENKATAKRISHNAN
KC RAMON
Chairman                                                               Chief Executive Officer
Chief Financial Officer

20 February 2017

20 February 2017
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com 31

Non-GAAP disclosure
A
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Unaudited
Unaudited
Headline earnings (loss) (note 9)
18
55 111 (73)
(Loss) gain on unrealised non-hedge derivatives and
other commodity contracts
(49)
5 (18) 7
Deferred tax on unrealised non-hedge derivatives and
other commodity contracts (note 8)
15
(2) 5 (2)
Impairment of deferred tax assests included in discontinued operations
-
- - 121
Fair value adjustment on $1.25bn bonds
(34)
(132) (9) (66)
Repurchase premium on settlement of $1.25bn bonds (note 5)
30
61 30 61
Provision for losses and impairments / reversals in associates
4
1 24 1
Adjusted headline (loss) earnings
(16)
(12) 143 49
Allocated as follows:
Continuing operations
(16)
(13) 143 34
Discontinued operations
-
1 - 15
Adjusted headline (loss) earnings per ordinary share (cents)
(1)
- Continuing and discontinued operations
(4)
(3) 35 12
(1)
Calculated on the basic weighted average number of ordinary shares.
B
Price received - continuing operations
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
2,125
1,970 4,085 4,015
Adjusted for non-controlling interests
(42)
(29) (83) (61)
2,083
1,941 4,002 3,954
Realised gain on other commodity contracts
10
8 19 17
Associates and joint ventures' share of gold income including realised non-hedge derivatives
234
210 433 474
Attributable gold income including realised non-hedge
derivatives
2,327
2,159 4,454 4,445
Attributable gold sold - oz (000)
1,827
1,940 3,567 3,838
Price received per unit - $/oz
1,274
1,113 1,249 1,158
Rounding of figures may result in computational discrepancies.
Year ended
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. Set out below are measures extracted from financial information regularly presented to the
Chief Operating Decision Maker (Executive Committee).
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
US Dollar million
US Dollar million
Year ended
Adjusted headline (loss) earnings
Six months ended
Six months ended
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

C
All-in sustaining costs and All-in costs
1
- continuing operations
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Unaudited
Unaudited
Cost of sales (note 3)
1,763
1,641 3,263 3,294
Amortisation of tangible and intangible assets (note 3)
(445)
(406) (809) (777)
Adjusted for decommissioning amortisation
5
7 9 13
Corporate administration and marketing related to current operations
31
32 59 78
Associates and joint ventures' share of costs
161
133 295 270
Inventory writedown to net realisable value and other stockpile adjustments
12
6 13 12
Sustaining exploration and study costs
34
34 70 62
Total sustaining capex
421
336 695 629
All-in sustaining costs
1,982
1,783 3,595 3,581
Adjusted for non-controlling interests and non-gold producing companies
(31)
(27) (58) (64)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies
1,951
1,756 3,537 3,517
Adjusted for stockpile write-offs
(17)
(15) (18) (23)
All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
1,934
1,741 3,519 3,494
All-in sustaining costs
1,982
1,783 3,595 3,581
Non-sustaining project capital expenditure
71
84 116 169
Technology improvements
8
8 14 16
Non-sustaining exploration and study costs
33
35 56 62
Care and maintenance (note 4)
33
32 70 67
Corporate and social responsibility costs not related to current operations
31
18 40 26
All-in costs
2,158
1,960 3,891 3,921
Adjusted for non-controlling interests and non -gold producing companies
(30)
(23) (53) (55)
All-in costs adjusted for non-controlling interests and
non-gold producing companies
2,128
1,937 3,838 3,866
Adjusted for stockpile write-offs
(17)
(15) (18) (23)
All-in costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs
2,111
1,922 3,820 3,843
Gold sold - oz (000)
1,827
1,940 3,567 3,838
All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz
1,058
897 986 910
All-in cost per unit (excluding stockpile write-offs) - $/oz
1,155
991 1,071 1,001
1
Refer to the Supplementary report for Summary of Operations by Mine
D
Total cash costs
2
- continuing operations
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Unaudited
Unaudited
Total cash costs (note 3)
1,323
1,247 2,435 2,493
Adjusted for non-controlling interests, non-gold producing companies and other
(23)
(18) (41) (42)
Associates and joint ventures' share of total cash costs
156
130 289 267
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
1,456
1,359 2,683 2,718
Gold produced - oz (000)
1,867
1,946 3,606 3,818
Total cash cost per unit - $/oz
780
699 744 712
2
Refer to the Supplementary report for Summary of Operations by Mine
Rounding of figures may result in computational discrepancies.
Six months ended
Year ended
Year ended
Six months ended
US Dollar million / Imperial
US Dollar million / Imperial
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

E
Adjusted EBITDA
3
- continuing operations
   Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Unaudited
Unaudited
Profit before taxation
157
155 269 257
Add back :
Finance costs and unwinding of obligations
83
114 180 245
Interest received
(11)
(14) (22) (28)
Amortisation of tangible and intangible assets
445
406 809 777
Adjustments :
Exchange loss (gain)
5
(4) 88 17
Fair value adjustment on issued bonds
(34)
(132) (9) (66)
Impairment and derecognition of assets
2
9 3 14
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments
12
4 12 10
Retrenchments and restructuring costs mainly at Obuasi
43
37 84 81
Net profit on disposal of assets
(4)
(1) (4) (1)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts
(49)
5 (18) 7
Repurchase premium on settlement of $1.25bn bonds
30
61 30 61
Associates and joint ventures' net exceptional expense
8
(9) (11) (9)
Associates and joint ventures' - adjustments for amortisation, interest, taxation and other
80
48 137 107
Adjusted EBITDA
767
679 1,548 1,472
(1)
EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
F
Interest cover
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Unaudited
Unaudited
Adjusted EBITDA (note E)
767
679 1,548 1,472
Finance costs (note 6)
72
103 158 223
Interest cover - times
11
7 10 7
G
Free cash flow
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Unaudited
Unaudited
Net cash inflow from operating activies
710
626 1,186 1,139
Net investing activities
(425)
452 (702) 80
Finance costs (note 6)
(72)
(103) (158) (223)
Movements in restricted cash
(3)
9 (8) 17
Acquisitions, disposals and other
(40)
(874) (40) (872)
Free cash flow
170
110 278 141
H
Net asset value - cents per share
As at
As at
As at
As at
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Unaudited
Unaudited
Total equity
2,754
2,467
2,754
2,467
Number of ordinary shares in issue - million (note 10)
408
405
408
405
Net asset value - cents per share
675
609
675
609
Total equity
2,754
2,467
2,754
2,467
Intangible assets
(145)
(161)
(145)
(161)
2,609
2,306
2,609
2,306
Number of ordinary shares in issue - million (note 10)
408
405
408
405
Net tangible asset value - cents per share
639
569
639
569
I
Net debt
As at
As at
As at
As at
Dec
Dec
Dec
Dec
2016
2015
2016
2015
Unaudited
Unaudited
Unaudited
Unaudited
Borrowings - long-term portion
2,144
2,637
2,144
2,637
Borrowings - short-term portion
34
100
34
100
Total borrowings
2,178
2,737
2,178
2,737
Corporate office lease
(15)
(15)
(15)
(15)
Unamortised portion of the convertible and rated bonds
23
21
23
21
Cumulative fair value adjustment on $1.25bn bonds
-
(9)
-
(9)
Cash restricted for use
(55)
(60)
(55)
(60)
Cash and cash equivalents
(215)
(484)
(215)
(484)
Net debt
1,916
2,190
1,916
2,190
Rounding of figures may result in computational discrepancies.
  Six months ended
  Six months ended
  Six months ended
Year ended
Year ended
US Dollar million
US Dollar million
US Dollar million
US Dollar million
        Year ended
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

Administration and corporate
information
A
NGLO
G
OLD
A
SHANTI
L
IMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
Deutsche Securities (SA) Proprietary Limited

Auditors: Ernst & Young Inc.
Offices
Registered and Corporate
76 Rahima Moosa Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

Directors
Executive
S Venkatakrishnan*
§
(Chief Executive Officer)
KC Ramon
^
(Chief Financial Officer)

Non-Executive
SM Pityana
^
(Chairman)
Prof LW Nkuhlu
^
(Lead Independent Director)
A Garner
#
R Gasant
^
DL Hodgson
^
NP January-Bardill
^
MJ Kirkwood*
M Richter
#
RJ Ruston~

* British
§
Indian
#
American
~ Australian
^
South African

Officers
Executive Vice President – Legal, Commercial and
Governance and Company Secretary:
ME Sanz Perez
Investor Relations Contacts
Stewart Bailey
Telephone: +27 11 637 6031
Mobile: +27 81 032 2563
E-mail: sbailey@anglogoldashanti.com

Fundisa Mgidi
Telephone: +27 11 637 6763
Mobile: +27 82 821 5322
E-mail: fmgidi@anglogoldashanti.com
Sabrina Brockman
Telephone: +1 212 858 7702
Mobile: +1 646 379 2555
E-mail: sbrockman@anglogoldashantina.com

General e-mail enquiries
Investors@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

AngloGold Ashanti posts information that is important to
investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab
on the main page. This information is updated regularly.
Investors should visit this website to obtain important
information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
Website : queries@computershare.co.za

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
+1 201 680 6825 (outside USA)
E-mail:
shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECT
SM
BoNY maintains a direct share purchase and dividend
reinvestment plan for A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

Forward-looking
statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange
Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-
looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to
AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-
GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Preliminary Condensed Financial Information for the year ended 31 December 2016 - www.AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                      AngloGold Ashanti Limited
Date: February 21, 2017
By:
/s/ M E SANZ PEREZ________
Name:        M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance